SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

(a)         Approval of the audited financial statements of the Company for the fiscal year ending December 31, 2010 contained in the Company’s 2010 Annual Report;

(b)         Approval of the issuance of up to 29,654,378 shares of common stock of the Company, at the issue price of Php2,500 per share, as payment for the purchase price of properties to be acquired by the Company, consisting of the following:

(i)         3,277,135,882 shares of common stock of Digital Telecommunications Philippines, Inc. (“Digitel”) owned by JG Summit Holdings, Inc. (“JGS”) and certain other sellers;

(ii)       zero coupon bonds due 2013 and 2014 issued by Digitel and its subsidiary and held by JGS and its subsidiary, with an aggregate redemption value of Php17,745,459,286 as of December 31, 2010, which bonds are convertible or exchangeable into 18,603,265,971 common shares of Digitel, assuming a conversion or exchange date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar;

(iii)advances made by JGS to Digitel with a total principal amount plus accrued interest of Php34,118,544,087 as of December 31, 2010; and

(iv)     all of the remaining 3,079,840,418 shares of common stock of Digitel held by public shareholders tendered pursuant to the tender offer that will be conducted by the Company

(c)         Election of directors of the Company;

(d)         Election of officers of the Company; and

(e)         Appointment of chairmen and members of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors.

13

Exhibit 1

June 14, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

June 14, 2011

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,181,737 As of May 31, 2011	NA	NA
Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 14, 2011

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 1

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following:

1.            At the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) held on June 14, 2011 at which stockholders owning 369,640 common shares were present in person and stockholders owning 150,863,633 common shares were represented by proxies:

(a)   The stockholders owning 151,107,612 shares or 80.91% of the outstanding common stock of the Company as of Record Date and entitled to vote approved the audited financial statements of the Company for the fiscal year ending December 31, 2010 contained in the Company’s 2010 Annual Report;

(b)   The following persons were elected as directors, three (3) of whom are independent directors, of the Company for the ensuing corporate year:

NAME OF DIRECTOR/INDEPENDENT DIRECTOR	VOTES CAST			TOTAL NUMBER OF VOTES
	Common Stockholder 1	Common Stockholder 2	Common Stockholder 3
Rev. Fr. Bienvenido F. Nebres, S.J. Independent Director	5,104	14,251	149,723,377	149,742,732
Mr. Pedro E. Roxas Independent Director	5,104	14,251	149,965,818	149,985,173
Mr. Alfred V. Ty Independent Director	5,104	14,251	149,965,816	149,985,171
Ms. Helen Y. Dee	5,104	14,251	149,881,200	149,900,555
Atty. Ray C. Espinosa	5,104	183,810	149,794,495	149,983,409
Mr. Tatsu Kono	5,104	14,251	149,854,173	149,873,528
Mr. Napoleon L. Nazareno	5,104	97,802	149,925,306	150,028,212
Mr. Manuel V. Pangilinan	5,104	3,036,101	149,702,674	152,743,879
Mr. Takashi Ooi	5,104	14,251	149,933,978	149,953,333
Mr. Oscar S. Reyes	5,104	14,251	149,094,946	149,114,301
Ms. Ma. Lourdes C. Rausa-Chan	5,104	14,758	150,030,091	150,049,953
Mr. Juan B. Santos	5,104	14,251	150,030,013	150,049,368
Mr. Tony Tan Caktiong	5,104	14,251	150,242,013	150,261,368

Note: Each director received votes of more than a majority of the outstanding common stock as of Record Date.

Legend:

Common Stockholder 1 – Stockholders present in person with no proxy previously filed but with voting instructions filed at the annual meeting

Common Stockholder 2 – Stockholders present in person with proxy previously filed

Common Stockholder 3 – Stockholders represented only by proxy

Attached are copies of the Certifications executed by Messrs. Pedro E. Roxas and Alfred V. Ty in connection with their election as independent directors of the Company. Rev. Fr. Bienvenido F. Nebres, who is currently out of the country, will file his Certification upon his return on July 29, 2011.

Exhibit 1

(c)   The stockholders owning 149,770,304 shares or 80.20% of the outstanding common stock of the Company as of Record Date and entitled to vote approved the issuance of up to 29,654,378 shares of common stock of the Company, at the issue price of Php2,500 per share, as payment for the purchase price of properties to be acquired by the Company, consisting of the following:

(i)         3,277,135,882 shares of common stock of Digital Telecommunications Philippines, Inc. (“Digitel”) owned by JG Summit Holdings, Inc. (“JGS”) and certain other sellers;

(ii)       zero coupon bonds due 2013 and 2014 issued by Digitel and its subsidiary and held by JGS and its subsidiary, with an aggregate redemption value of Php17,745,459,286 as of December 31, 2010, which bonds are convertible or exchangeable into 18,603,265,971 common shares of Digitel, assuming a conversion or exchange date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar;

(iii)      advances made by JGS to Digitel with a total principal amount plus accrued interest of Php34,118,544,087 as of December 31, 2010; and

(iv)     all of the remaining 3,079,840,418 shares of common stock of Digitel held by public shareholders tendered pursuant to the tender offer that will be conducted by the Company

2. At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders:

(a) The following were elected to the positions indicated opposite their respective names:

Manuel V. Pangilinan

Napoleon L. Nazareno

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

Ernesto R. Alberto

Rene G. Bañez

Jun R. Florencio

Menardo G. Jimenez, Jr.

George N. Lim

Claro Carmelo P. Ramirez

Florentino D. Mabasa, Jr.

June Cheryl A. Cabal

Alejandro O. Caeg

Alfredo B. Carrera

Cesar M. Enriquez

Leo I. Posadas

Ricardo M. Sison

Emiliano R. Tanchico, Jr.

Miguela F. Villanueva

Danny Y. Yu

Exhibit 1

Katrina L. Abelarde

Jose A. Apelo

Rafael M. Bejar

Marco Alejandro T. Borlongan

Renato L. Castañeda

Arnel S. Crisostomo

Amihan E. Crooc

Rebecca Jeanine R. De Guzman

Alona S. Dingle

Margarito G. Dujali, Jr.

Mario C. Encarnacion

Alejandro C. Fabian

Gil Samson D. Garcia

Elisa B. Gesalta

Ma. Josefina T. Gorres

Ma. Criselda B. Guhit

Emeraldo L. Hernandez

Juan Victor I. Hernandez

Marven S. Jardiel

Alexander S. Kibanoff

Joseph Nelson M. Ladaban

Javier C. Lagdameo

Luis Ignacio A. Lopa

Joseph Homer A. Macapagal

Oliver Carlos G. Odulio

Lilibeth F. Pasa

Jose Lauro G. Pelayo

Gerardo C. Peña

Ricardo C. Rodriguez

Genaro C. Sanchez

Ana Maria A. Sotto

Julieta S. Tañeca

Jesus M. Tañedo

Patrick S. Tang

Victor Y. Tria

Melissa V. Vergel de Dios

Fe M. Vidar

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Chairman of the Board

President & Chief Executive Officer

Senior Vice President, Corporate Secretary,

General Counsel and Chief Governance

Officer

Senior Vice President and Treasurer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Assistant Corporate

Secretary

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

(b) The following were appointed as members of the Advisory Board/Committee:

Artemio V. Panganiban (Independent Member)

Roberto R. Romulo

Benny S. Santoso

Washington Z. SyCip

Orlando B. Vea

Christopher H. Young

(c) The following were appointed as Chairmen, Members and Advisors of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee:

Exhibit 1

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman/Independent Member

Pedro E. Roxas, Independent Member

Alfred V. Ty, Independent Member

Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)

Tatsu Kono, Advisor

Roberto R. Romulo, Advisor

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman

Tatsu Kono, Member

Rev. Fr. Bienvenido F. Nebres, S.J., Independent Member

Pedro E. Roxas, Independent Member

Alfred V. Ty, Independent Member

Artemio V. Panganiban, Independent Non-voting member

Ma. Lourdes C. Rausa-Chan, Non-voting member

Menardo G. Jimenez, Jr., Non-voting Member

Executive Compensation Committee

Manuel V. Pangilinan, Chairman

Tatsu Kono, Member

Rev. Fr. Bienvenido F. Nebres, S.J., Independent Member

Pedro E. Roxas, Independent Member

Alfred V. Ty, Independent Member

Menardo G. Jimenez, Jr., Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member

Tatsu Kono, Member

Napoleon L. Nazareno, Member

Oscar S. Reyes, Member

Orlando B. Vea, Non-voting Member

All the members including the Chairman of the Audit Committee are Independent Directors. Majority of the voting members of the Governance and Nomination Committee, namely, Rev. Fr. Bienvenido F. Nebres, Mr. Pedro E. Roxas and Mr. Alfred V. Ty are Independent Directors. Majority of the voting members of the Executive Compensation Committee, namely, Rev. Fr. Bienvenido F. Nebres, Mr. Pedro E. Roxas and Mr. Alfred V. Ty are Independent Directors.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 14, 2011

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

  I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2011.

  I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Roxas Holdings, Inc.	Chairman	16 years
Roxas & Co., Inc.	Chairman/President/CEO	8 years
Roxaco Land Corporation	President	23 years
Roxas Foundation	Chairman/President	24 years
BDO Private Bank	Director	10 years
Brightnote Assets Corp.	Chairman	12 years
Club Punta Fuego	Chairman	14 years
Hawaiian – Phil. Co.	Chairman	8 years
Roxol Bioenergy Corporation	Chairman	2 years
Phil. Sugar Millers Association	President	10 years
Meralco	Director	1 year
Fuego Land Corporation	Chairman	14 years
Phil. Business for Social Progress	Trustee	10 years
Fundacion Santiago	Director/President	18 years

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14th day of June 2011, at Makati City.

/s/ Pedro E. Roxas

PEDRO E. ROXAS

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14th day of June 2011. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N11-77-003593, expiring on March 19, 2012, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Notary Public for the City of Makati

Until December 31, 2012

Notarial Appointment No. M-68

Roll of Attorneys No. 32543

IBP Lifetime Roll No. 02377 – May 11, 2011

PTR No. 2676350-1/13/11

9/F MGO Bldg., Legaspi St.

Legaspi Village, Makati City

Doc. No. 491 ;

Page No. 100;

Book No. I;

Series of 2011.

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ALFRED V. TY, Filipino, of legal age and a resident of 7F Metrobank Plaza, Sen. Gil Puyat Avenue, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.         I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2011.

2.         I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Toyota Motors Phils. Corp.	Vice-Chairman	1992 – present
Federal Land, Inc.	President	1997 – present
Asia Pacific Top Mgt. Int’l. Resources, Corp. (Marco Polo Plaza Cebu)	Chairman	2005 – present
Global Business Power Corp.	Director	2006 – present
Metrobank	Corporate Secretary	2002 – present
Metrobank Foundation, Inc.	Corporate Secretary	1996 – present
Lexus Manila, Inc.	Chairman	2009 – present
Consulate of Uruguay	Honorary Consul	2009 – present
Department of Foreign Affairs, Republic of the Philippines	Former Special Envoy to the President to China	2010

3.      I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.      I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.      I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.      I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14th day of June 2011, at Makati City.

/s/ Alfred V. Ty

ALFRED V. TY

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati City this 14th day of June 2011. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N17-85-022013, expiring on August 02, 2011, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Notary Public for the City of Makati

Until December 31, 2012

Notarial Appointment No. M-68

Roll of Attorneys No. 32543

IBP Lifetime Roll No. 02377 – May 11, 2011

PTR No. 2676350-1/13/11

9/F MGO Bldg., Legaspi St.

Legaspi Village, Makati City

Doc. No. 490 ;

Page No. 99;

Book No. I;

Series of 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 14, 2011